Exhibit 21.1

21.1 Subsidiaries

As of December 31, 2003, all of the below listed direct of indirect subsidiaries of Ventiv Health, Inc. and their direct and indirect subsidiaries will be, either directly or indirectly, 100% owned by Ventiv Health, Inc.

Legal Entity	Incorporation State	Country
Health Products Research, Inc.	New Jersey	US
Ventiv Health (Georgia), Inc.	Georgia	US
MMD, Inc.	New Jersey	US
Promotech Research Associates, Inc.	Colorado	US
Scientific Exchange, Inc.	Connecticut	US
Ventiv Health Communications, Inc.	Delaware	US
Ventiv Health U.S. Sales, LLC	New Jersey	US
Halliday Jones Sales Limited		UK
Kestrel Healthcare Limited		UK
Rapid Deployment Group Limited		UK
Rapid Deployment Limited		UK
Ventiv Healthcare Services		UK
Imedex Netherlands, B.V.		Netherlands
Houdstermaatschappij Boussauw Holding, B.V.		Netherlands
Imedex Holding, B.V.		Netherlands
Silver Blue Holding, B.V.		Netherlands